Exhibit 99.1

Media Release

Initial Phase 2 Data From an IMV Clinical Study Continues to Demonstrate DPX-Survivac’s Prior Trend as a Potential Monotherapy Treatment for Advanced Ovarian Cancer

Dartmouth, Nova Scotia; March 26, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced preliminary data from the phase 2 cohort of the DECIDE clinical study. Six patients receiving DPX-Survivac monotherapy with intermittent low-dose cyclophosphamide (mCPA) have reached the first CT scan assessment with key related findings as follows:

  83% of the subjects (5 of 6) show stable disease (SD), including two tumor regressions

  80% (4 of 5) with stable disease are in subjects with a lower baseline tumor burden (BTB), which also includes the two tumor regressions

“This initial phase 2 data confirms the earlier trends we saw in the phase 1b portion of the study,” said Frederic Ors, Chief Executive Officer. “It supports the potential of DPX-Survivac as a monotherapy and the use of our patient selection strategy. We are encouraged by these early initial results and are committed to advancing this program quickly with the goal of providing an additional treatment option to patients with advanced ovarian cancer.”

Importantly, in earlier stages of this trial, durable clinical responses occurred after 140 days, and have now lasted for 20 months or more. Additional data at the 140 day mark of this cohort will be available by the end of the first half of 2019.

This amended phase 2 study evaluates the safety and efficacy of DPX-Survivac monotherapy with mCPA in patients with advanced recurrent ovarian cancer. As of the March 25, 2019 data cut-off date, 13 patients have been enrolled in the phase 2 portion of the trial in addition to the 53 enrolled in the phase 1b cohort. Five patients were randomized into the DPX-Survivac monotherapy cohort. Seven patients had been randomized into DPX-Survivac/mCPA in combination with epacadostat before the phase 2 protocol was amended to stop enrollment in the combination arm. One of the patients in the combination arm elected to switch to the monotherapy arm of the trial. Positive data from the phase 1b portion of the trial led IMV to amend the study to monotherapy in patients with lower tumor burden.

The amended phase 2 cohort of the DECIDE trial is targeting an enrollment of at least additional 16 patients in the population with a lower tumor burden. Enrollment is ongoing at multiple sites in the U.S. and Canada.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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SOURCE: IMV Inc.

Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations and Communications

O: (902) 492-1819 ext: 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com